

June 2, 2015

Via E-mail
Mr. Christopher S. Coleman
Chief Financial Officer
Third Point Reinsurance Ltd.
The Waterfront, Chesney House
96 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re: Third Point Reinsurance Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-36052**

Dear Mr. Coleman:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Corporate function
Investment results, page 95

1. You state that the primary driver of your investment income is the returns generated by your investment portfolio managed by your investment manager. Please provide us proposed disclosure to be included in future filings discussing the significant decrease in your investment results. Particularly, address the underlying reasons for the decrease in the return on equity investments from 17.5% in 2013 to 2.7% in 2014. Consider providing additional information concerning the weakest performing sectors within equities.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk
Credit Risk

2. You state on page 89 that your holdings in asset-backed securities are substantially invested in residential mortgage-backed securities and that you may be exposed to the credit risk of the underlying borrowers not being able to make timely payments or defaulting on their loans. As these investments comprise a significant portion of your investment portfolio, please provide us revised disclosure to be included in future filings that discusses this exposure in more detail.   For example, clarify whether the principal and interest on the underlying mortgage loans is guaranteed by a government sponsored entity or if these securities were issued by private issuers where the principal and interest is not guaranteed. Further, clarify whether the underlying loans are prime, subprime etc. and whether these securities are at or below investment grade. If you use credit derivatives to offset your risk of loss, explain that as well.

Notes to the Consolidated Financial Statements
Prior year changes in the presentation of consolidated statements of cash flows, page F-12

3. You state that for the year ended December 31, 2014, you made changes to your cash flow statements related to the presentation of non-controlling interests, interest expense on deposit liabilities and change in fair value of embedded derivatives. Tell us whether these changes were the result of error(s) in your application of the relevant GAAP. If so, explain to us why correcting the presentation for the prior year periods in this 10-K, rather than in prior filings is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105, or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant